FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the Month of May 2005

Commission File Number: 1-6784

Matsushita Electric Industrial Co., Ltd.

Kadoma, Osaka, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101

(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101

(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule

12g3-2(b): 82-

This Form 6-K consists of:

1.	News release issued on May 13, 2005, by Matsushita Electric Industrial Co., Ltd. (the “registrant”), announcing the repurchase of a portion of its own shares.

2.	News release issued on May 19, 2005, by the registrant, announcing questions and answers regarding “policy toward large-scale purchases of Matsushita shares (ESV plan)” announced in a press release of April 28, 2005.

3.	Notice of the 98th annual shareholders’ meeting (English translation) issued by the registrant.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Matsushita Electric Industrial Co., Ltd.

By:	/s/ YUKITOSHI ONDA
Yukitoshi Onda, Attorney-in-Fact President Panasonic Finance (America), Inc.

Dated: June 1, 2005

May 13, 2005

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:
Akira Kadota (Tokyo)	Makoto Mihara (Japan)
International PR	Investor Relations
(Tel: +81-3-3578-1237)	(Tel: +81-6-6908-1121)
Panasonic News Bureau (Tokyo)	Akihiro Takei (U.S.)
(Tel: +81-3-3542-6205)	Panasonic Finance (America), Inc.
(Tel: +1-212-698-1365)
Jim Reilly (U.S.)
(Tel: +1-201-392-6067)	Norio Iino (Europe)
Panasonic Finance (Europe) plc
Brendon Gore (Europe)	(Tel: +44-20-7562-4400)
(Tel: +44-20-8899-2217)

Matsushita Electric Executes Own Share Repurchase

Osaka, Japan, May 13, 2005 — Matsushita Electric Industrial Co., Ltd. (MEI [NYSE symbol: MC]), best known for its “Panasonic” brand, announced that it has repurchased a portion of its own shares from the market in conformity with provisions of Article 211-3, Paragraph 1, Item 2 of the Japanese Commercial Code.

Details of the share repurchase are as follows:

1.	Class of shares: Common stock

2.	Period of repurchase: Between May 2, 2005 and May 13, 2005

3.	Aggregate number of shares repurchased: 6,271,000 shares

4.	Aggregate repurchase amount: 9,999,760,000 yen

5.	Method of repurchase: Shares were repurchased on the Tokyo Stock Exchange

(Reference 1)

1)	The following details were resolved at the Board of Directors meeting held on April 28, 2005:

•	Class of shares: Common stock

•	Aggregate number of repurchasable shares: Up to 120 million shares

•	Aggregate repurchase amount: Up to 150 billion yen

2)	Cumulative total of shares repurchased since the April 28, 2005 Board of Directors resolution through today:

•	Aggregate number of shares repurchased: 6,271,000 shares

•	Aggregate repurchase amount: 9,999,760,000 yen

(Reference 2)

The number of shares issued and treasury stock as of March 31, 2005:

•	Total number of shares issued (excluding treasury stock): 2,258,357,710 shares

•	Treasury stock: 194,695,787 shares

# # #

May 19, 2005

FOR IMMEDIATE RELEASE

Investor Relations Contacts:

Makoto Mihara (Osaka) Investor Relations (Tel: +81-6-6908-1121)

Akihiro Takei (U.S.)
Panasonic Finance (America), Inc. (Tel: +1-212-698-1365)

Norio Iino (Europe)
Panasonic Finance (Europe) plc (Tel: +44-20-7562-4400)

Questions and Answers regarding Policy toward

Large-scale Purchases of Matsushita Shares (ESV Plan)

Osaka, Japan, May 19, 2005 – Matsushita Electric Industrial Co., Ltd. (Matsushita [NYSE symbol: MC]), best known for its “Panasonic” brand, has announced that it has posted, on its web site, answers to questions regarding the ESV Plan. The ESV Plan is the policy Matsushita announced in a press release of April 28, 2005 entitled “Matsushita Announces Policy toward Large-scale Purchases of Matsushita Shares (ESV Plan)” (hereinafter referred to as ESV Release). Since the publishing of the ESV Release, Matsushita has received questions regarding the ESV Plan. The company has therefore decided to provide answers to such questions in a Q&A format.

Matsushita IR web site URL: http://ir-site.panasonic.com/

###

NOTICE OF

THE 98TH ORDINARY GENERAL MEETING

OF SHAREHOLDERS

to be held in Osaka, Japan

on June 29, 2005

[	This is a translation from the Japanese of a notice circulated to shareholders in Japan.	]

Matsushita Electric Industrial Co., Ltd.

Kadoma, Osaka, Japan

May 31, 2005

Dear Shareholders :

Notice of the 98th Ordinary General Meeting of Shareholders

This is to inform you that the Company’s 98th Ordinary General Meeting of Shareholders will be held as described below. You are cordially invited to attend the meeting.

If it is inconvenient for you to attend the meeting, you are sincerely requested to examine carefully the referential materials contained herein and to either mail, as soon as possible, the voting instruction card duly signed by you after marking “for” or “against” each bill, or to exercise your voting rights via the website.

* * * * * * * * * * * * *

1.	Date:	10:00 a.m. Wednesday, June 29, 2005

2.	Place:	Head Office of the Company

3.	Purposes of the Meeting: – Matters to be Reported:

		1.	The business report, balance sheet and statement of income on a consolidated and a parent company alone basis with respect to the 98th fiscal period from April 1, 2004 to March 31, 2005

		2.	Report of Accounting Auditors and Corporate Auditors on the consolidated financial statements

		3.	Report on the Company’s own share repurchases made upon resolution of the Board of Directors as authorized by the Company’s Articles of Incorporation

– Matters to be Acted Upon:

	Bill No. 1:	To approve the proposed allocation of profit with respect to the 98th fiscal period

	Bill No. 2:	To elect 19 directors

	Bill No. 3:	To grant condolence and retirement allowances to retiring directors for their meritorious service

Sincerely yours,

Kunio Nakamura President and Director Matsushita Electric Industrial Co., Ltd. 1006 Oaza Kadoma, Kadoma-shi, Osaka, Japan

[	Shareholders attending the meeting are requested to hand in the voting instruction card at the reception desk of the meeting venue. Those exercising their voting rights via the website (http://www.web54.net) are requested to use the voting code and temporary password which are printed on the right hand side of the voting instruction card.	]

Editor’s notes:

1.	The financial statements and other information included in this Notice of Shareholders Meeting are prepared primarily on a consolidated basis in conformity with U.S. generally accepted accounting principles (U.S. GAAP). In some cases where required, however, financial information on a parent company alone basis, which is in conformity with Japanese regulations, is also provided herein. Parent-alone and consolidated financial information should not be confused with each other.
2.	An English translation of explanations for the exercise of voting rights via the website is omitted herein. For foreign shareholders who maintain standing proxies in Japan, such explanations (in Japanese) are sent to, and available at, your standing proxies.

[Appendix to the Notice of General Meeting of Shareholders]

Business Report for the 98th Fiscal Period

(Fiscal year from April 1, 2004 to March 31, 2005)

1. Brief Business Review

(1) Matsushita Group Business Progress and Results during the Period

During the first half of the fiscal year under review, the overall economic situation in Japan was favorable, characterized by increased consumer spending, due mainly to an unusually hot summer and demand related to the Athens Olympics. In the second half, however, concerns arose regarding a downturn in components and devices industries and price declines in digital products, as well as rising raw materials costs, including crude oil prices. Overseas, the global economy slowed somewhat in the second half. The U.S. economy, however, continued steady progress with strong consumer spending, mainly a result of an improved U.S. employment situation. Meanwhile, the economy in China also continued high growth. Accordingly, the global economic situation, as a whole, remained stable.

Under these circumstances, Matsushita implemented initiatives to achieve growth and strengthen management structures at each business domain company in fiscal 2005, ended March 31, 2005, the first year of the new mid-term management plan Leap Ahead 21.

First, Matsushita aggressively launched a new line of V-products to capture top shares in high-volume markets and make a significant contribution to overall business results. At the same time, the Company strengthened company-wide marketing efforts for these products. Matsushita also increased global sales of digital audiovisual (AV) equipment, notably plasma display panel (PDP) TVs and digital cameras, primarily through simultaneous global product introductions. In home appliances, such products as unique washer/dryers with a tilted drum and oxygen-enriching air conditioners enjoyed steady sales gains in Japan.

Through collaboration activities with Matsushita Electric Works, Ltd. (MEW), the two companies unified brands and product designs, opened joint showrooms and introduced a series of Collaboration V-products that incorporate black-box technologies of both companies. Matsushita and MEW also integrated overlapping businesses in the areas of electrical supplies, building materials and equipment, home appliances and industrial equipment, and reformed distribution channels to establish an optimized, customer-oriented operational structure. Through such collaboration, Matsushita succeeded in creating an organizational structure under which the Company can provide customers all over the world with solutions for comfortable living in the home and office.

Meanwhile, the Company carried out structural reforms through selection and concentration of management resources into priority areas and restructuring of locations. These reforms were carried out autonomously by each business domain company. In addition, Matsushita made all-out efforts to reduce inventories, as well as material procurement costs and other expenses, thereby strengthening the Company’s financial condition. Furthermore, Matsushita decided new initiatives aimed at maximizing shareholder value, including policies to increase dividend payments and execute own share repurchases.

Through these efforts, consolidated group sales for fiscal 2005 increased 16.5%, to ¥8,713.6 billion, from ¥7,479.7 billion in the previous fiscal year. Explaining fiscal 2005 results, the Company cited sales gains in digital AV equipment and home appliances, especially V-products, and the addition of MEW, PanaHome Corporation (PanaHome) and their respective subsidiaries to the Company’s consolidated financial results.

Regarding earnings, negative factors such as restructuring charges of ¥93.2 billion for early retirement programs were more than offset by sales gains, comprehensive cost reduction efforts, and a ¥31.5 billion gain from the transfer of the substitutional portion of the Employees Pension Funds (EPF) to the Government. These, and other factors, resulted in a pre-tax income of ¥246.9 billion, up 44.5% from ¥170.8 billion last year. Net income for the full fiscal year totaled ¥58.5 billion, an increase of 38.8% from ¥42.1 billion in the previous year.

Departmental Activities

From this fiscal year, MEW, PanaHome and their respective subsidiaries became consolidated subsidiaries of the Company. Accordingly, a new MEW and PanaHome category has been added. The six new product categories are: AVC Networks, including video and audio equipment, and information and communications equipment; Home Appliances, including home appliances and housing equipment and systems; Components and Devices, including general electric components and semiconductors; MEW and PanaHome; JVC; and Other, including factory automation (FA) equipment and other industrial equipment.

A summary of sales performance by new categories for the fiscal year is as follows:

AVC Networks

Sales in this category decreased 1.8% to ¥3,558.8 billion compared with ¥3,624.1 billion in the previous fiscal year.

Video and audio equipment

Sales of video and audio equipment increased 4.5% to ¥1,482.6 billion compared with ¥1,418.1 billion in the previous fiscal year. Products under the “3D” value chain strategy, consisting of SD Memory Card, DVD and digital TV (DTV) businesses, continued to perform strongly, with particular sales increases in PDP TVs and digital cameras.

In advance of increases in demand related to the Athens Olympics, as well as the expansion of digital broadcasting and shifting consumer preferences toward flat-panel TVs, Matsushita launched new products in its VIERA series of PDP TVs and liquid crystal display (LCD) TVs that boast world-class picture quality. The Company also introduced the industry’s first 65-inch high-definition plasma display.

Amid intensifying competition in the DVD recorder market, Matsushita strengthened its product lineup in the DIGA DVD recorder series with models that have expanded network connectivity and dual tuners for the simultaneous recording of two channels, resulting in sales gains.

In digital cameras, Matsushita released a compact, slim and light-weight model in the LUMIX series, featuring a large 2.5-inch LCD monitor and optical image stabilizing technology. The new product was well-received by consumers, securing a top share in the domestic market and enhancing brand image overseas, resulting in a significant increase in sales.

Matsushita accelerated the development of SD Memory Cards that connect digital equipment such as cellular phones, as well as flat-panel TVs and other AV equipment, thereby reinforcing its position as the de facto standard in the industry.

In the years to come, Matsushita will seek to drive further growth in digital AV equipment by expanding “3D” value chain products, while also maintaining growth through collaboration with other companies.

Information and communications equipment

Sales of information and communications equipment decreased 5.9% to ¥2,076.2 billion compared with ¥2,206.0 billion in the previous fiscal year, due mainly to the impact of sales declines in cellular phones for overseas markets, which offset steady sales in PCs and automotive electronics.

In information equipment, a new series of the world’s lightest notebook PCs with built-in optical drives received further market acclaim for mobility, proving particularly popular among corporate users. Meanwhile, shipments also increased for the DVD Super-Multi Drive, a peripheral accessory for PCs. In automotive electronics, Matsushita recorded continued strong growth in its Strada series of car navigation systems with enhanced audio-visual features, while steady sales were also achieved in terminal units for the Electronic Toll Collection (ETC) system.

In communications equipment, despite higher sales of third generation (3G) cellular phones in Japan, overall sales of cellular phones declined, primarily a result of high inventory levels in China and fierce price competition in Europe and Asia, leading to a slump in overseas sales. Despite strong domestic sales of new home-use facsimile machines, which are the smallest in the industry and feature an eye-catching design, intense price competition in fixed-line telephones and facsimile machines resulted in sluggish sales on the whole.

For the future, Matsushita will focus on creating products, services and systems that provide customers with safety, security and comfort in the home, office, or on the move by connecting mobile networks in a ubiquitous networking society.

Home Appliances

Sales in this category increased 2.4% to ¥1,217.9 billion compared with ¥1,189.1 billion in the previous fiscal year. Sales gains and increased market share were achieved through unique products, such as newly designed washing machines. Sales of air conditioners and compressors also increased due mainly to an unusually hot summer in Japan.

In home appliances, Matsushita strengthened its lineup of washer/dryers with a tilted drum, commencing sales of these products in China and other areas of Asia. Other new items that proved popular included oxygen-enriching air conditioners with automatic filter cleaning and dust removal functions, refrigerators that allow easy access to hard-to-reach areas of the food drawer, and dishwasher/dryers that release detergent particles in a mist to remove stains.

In housing equipment and systems, Matsushita recorded double-digit growth in domestic sales of induction-heating (IH) cooking equipment.

Rising concern towards environmental protection and personal health helped Matsushita increase domestic sales of air purifiers with filters that neutralize allergens, and compact, energy-efficient fluorescent lamps.

Looking ahead, Matsushita will strengthen the home-use fuel cell co-generation systems business, being the first company to market these products commercially. Through development of Collaboration V-Products and optimum use of sales channels in the Matsushita Group, the Company will strive to strengthen technologies and product competitiveness, integrating the core technologies of both Matsushita and MEW, while maintaining profitability and future growth.

Components and Devices

Sales in this category decreased 2.6% to ¥1,112.5 billion compared with ¥1,142.4 billion in the previous fiscal year. Sales of key components in digital products recorded solid sales gains, but sales of batteries and electric motors decreased, resulting in overall lower sales in this category.

In general electronic components, sales gains were led by tuners for DTVs, speakers for flat-panel TVs, weight sensors for airbags and new multilayer printed circuit boards (ALIVH: Any Layer Inner Via Hole).

As a result of increasing demand for digital AV equipment, Matsushita recorded sales growth in semiconductors, especially system LSIs for DVD recorders and DTVs, and CCDs for digital cameras, despite declining sales of semiconductors for cellular phones in the second half. The Company also began mass-producing and shipping the world’s smallest camera modules, featuring a 3-megapixel image sensor nMAICOVICON.

Although the new Oxyride dry battery proved to be a market hit with sales climbing steadily, overall sales of batteries decreased due to slow sales of lithium ion batteries for cellular phones in Japan.

Moving forward, Matsushita seeks to capture top market shares in various strategic components and devices categories by creating premium products supported by black-box technologies. The Company will also strive to maximize synergies between finished products and components and devices.

MEW and PanaHome

Sales in this category totaled ¥1,497.6 billion. MEW registered robust sales in various key areas, especially building products such as residential furnishings and storage units, electronic and plastic materials, including environmentally friendly materials for multilayer printed circuit boards, and automation controls for applications in cellular phones and automotive devices. Sales in other business areas also grew, notably high-performance wiring products. Furthermore, massage lounges and other products in home appliances, such as esthetic products, fitness machines for the home and water purifiers, recorded increased sales reflecting rising demand in the health sector.

In the home appliances business, MEW is further expanding research in the fields of health and ergonomics. Also, MEW will leverage technologies in home appliances, information equipment and wiring products, and building products to create innovative new applications. MEW will also accelerate its overseas strategies by strengthening its materials and components businesses on a global scale and expanding in China by focusing on home environment solutions, including electrical construction materials and building products.

Meanwhile, performance at PanaHome, which is primarily involved in the housing field, was supported by steady sales of residential housing, reflecting the strength of the residential real-estate market in Japan.

PanaHome will expand its main businesses, especially detached housing, asset and property management and home remodeling, under the “Eco-Life Home” concept, which ensures safety, security, health, comfort and high energy efficiency.

JVC

Sales in this category decreased 10.6% to ¥717.8 billion compared with ¥802.7 billion in the previous fiscal year.

Despite brisk sales of domestic AV equipment due to higher sales of LCD TVs and the release of “Only One products” such as palm-size hard disk camcorders, sluggish sales in AV equipment in the United States and Europe, as well as lower sales in music software in Japan led to an overall decline in sales from the previous fiscal year. To enhance competitiveness in global markets, JVC implemented various structural reforms, especially in the electronic device business, shifting management resources to key areas to fully leverage JVC’s extensive technologies.

JVC will strive to increase sales of unique products in high growth areas, such as the display and optical disk businesses, driving expansion and further strengthening its management structure to enhance profitability.

Other

Sales in this category decreased 15.6% to ¥609.0 billion compared with ¥721.4 billion in the previous fiscal year.

Within this category, although sales of FA equipment and industrial equipment increased, the reclassification of MEW products (those traditionally sold through the parent company) into a new product category (MEW and PanaHome) resulted in overall lower sales.

Sales of FA equipment increased due to favorable sales in high-speed modular mounters that boast the highest productivity in the industry, offsetting suppressed investment in the Chinese market.

In industrial equipment, the Company enhanced its range of fully digital CO2/MAG automatic welding machines and scored a hit with the world’s first welding robot TAWERS that integrates a 6-axis articulated robotic system with the latest fully digital welding power source.

For the future, Matsushita will provide products and solutions and enhance its integrated business structure of hardware, software, services and engineering, in order to satisfy various customer needs related to manufacturing infrastructures.

Sales Breakdown

Category	Sales (billions of yen)	Percentage of previous year	Percentage of total sales
AVC Networks	3,558.8	98.2%	40.8%
[ Video and audio equipment	1,482.6	104.5	17.0	]
Information and communications equipment	2,076.2	94.1	23.8
Home Appliances	1,217.9	102.4	14.0
Components and Devices	1,112.5	97.4	12.8
MEW and PanaHome	1,497.6	—	17.2
JVC	717.8	89.4	8.2
Other	609.0	84.4	7.0

Total	8,713.6	116.5	100.0

Domestic Sales	4,580.5	131.7	52.6
Overseas Sales	4,133.1	103.3	47.4

(Notes)	1.	Amounts less than one-tenth of a billion yen have been rounded to the nearest whole one-tenth of a billion yen amount.
	2.	From this fiscal year, Matsushita added a new category, “MEW and PanaHome,” since MEW, PanaHome and their respective subsidiaries became consolidated subsidiaries of the Company.

Research and Development

During the year under review, Matsushita executed a number of initiatives to maximize efficiency in R&D, aimed at the realization of a ubiquitous networking society and coexistence with the environment. Specifically, the Company strengthened technology management, focused on key development themes in line with its policy of selection and concentration of businesses, integrated technology resources, augmented intellectual properties management, and promoted the sharing of technology information among group companies.

The key developments during the fiscal year were: (1) an Integrated Platform, which has a new media processor at its core. By mutually utilizing software and hardware resources, the Company expects R&D on this platform to be at least five times more efficient than traditional non-platform R&D in developing a broad range of products, from cellular phones to home AV equipment; (2) a new line of VIERA high-definition PDP TVs that feature the latest PEAKS (Picture Enhancement Accelerator with Kinetic System) technology capable of displaying more than 3.6 billion colors for superb picture quality; (3) the world’s first Blu-ray disc with a double layer structure on a single side that has a capacity of 50GB, and can record about 4.5 hours of high-definition digital video; (4) a fuel cell co-generation system for the home that enhances energy efficiency and utilizes residual heat to provide hot water, while contributing to the prevention of global warming; and, (5) new washer/dryers featuring a tilted drum and a large yellow start button designed for the elderly and persons with defects in color perception. Other new products included personal-use facsimile machines that guide the user with buttons that light up, voice directions and text on an LCD screen. These are just a few examples of products that incorporate universal design concepts for ease of use by all.

Accordingly, R&D expenditures during the year totaled ¥615.5 billion.

Capital Investment*

With regard to capital investment, Matsushita mainly focused on strategic business areas such as digital AV equipment, especially PDP TVs and semiconductors, as well as the rationalization of logistics. Capital investment (excluding intangibles) totaled ¥374.3 billion in fiscal 2005.

Principal endeavors included investment in PDP manufacturing facilities for Matsushita PDP Co., Ltd. at Plant No. 2 (Ibaraki) and Plant No. 3 (Amagasaki), and in a new semiconductor manufacturing facility at the Uozu Factory of the Semiconductor Company.

*    Reconciliation of the Non U.S. GAAP capital investment figures

The Company defines capital investment as purchases of property, plant and equipment on an accrual basis which reflects the effects of timing differences between acquisition dates and payment dates. The Company has included the information concerning capital investment because its management uses this indicator to manage its capital expenditures and it believes that such indicator is useful to shareholders to present accrual basis capital investments in addition to the cash basis information in its consolidated statement of cash flows.

The following table shows a reconciliation of capital investment to purchases of property, plant and equipment and intangible and other assets.

Fiscal 2005 Results (in billions of yen)
Purchases of property, plant and equipment shown as capital expenditures in consolidated statement of cash flows	352.2
Effect of timing difference between acquisition dates and payment dates	22.1

Capital investment	374.3

Corporate Financing

Matsushita maintains a basic policy of financing all required funds from internal sources, and practices efficient fund management through internal financing activities.

In March 2005, Matsushita redeemed the outstanding balance of ¥100.0 billion in the third series of unsecured bonds (issued in February 2002), and Victor Company of Japan, Ltd. redeemed the outstanding balance of ¥11.0 billion in the third series of unsecured convertible bonds (issued in December 1989).

(2) Future Prospects and Challenges for the Matsushita Group

Regarding the business environment for the fiscal year 2006, ending March 31, 2006, the Company currently expects to encounter severe conditions, such as slowing growth in the electronics industry, ever-intensifying global price declines in digital products and rising raw materials prices, including crude oil prices. Under these circumstances, Matsushita views fiscal 2006 as critical to the success of its Leap Ahead 21 plan for the three-year period ending March 2007. Accordingly, Matsushita is making efforts to achieve the goals of the plan by enhancing product competitiveness and management structures.

Essential to Matsushita’s overall growth strategy are V-products, based on proprietary black-box technologies. For fiscal 2006 Matsushita intends to continuously develop V-products, with sales expected to reach ¥1.5 trillion in 67 product categories. The Company will also expand simultaneous global product introductions to include more models in a wide variety of product categories. Furthermore, Matsushita will promote digital AV equipment such as flat-panel TVs, DVD recorders and digital cameras in global markets, while aggressively marketing unique washer/dryers with a tilted drum and other high value-added products.

In order to develop a succession of new products, it is imperative to increase R&D efficiency. In fiscal 2006 Matsushita will introduce digital products equipped with the Integrated Platform that establishes common hardware and software platforms for a wide range of digital products. Matsushita expects this new platform to result in product R&D that is at least five times more efficient than traditional non-platform R&D.

Matsushita will continue to focus investment into strategic businesses, including semiconductors, particularly advanced system LSIs, which are the key components in digital products, PDP TVs, for which global demand is expected to increase significantly, and fuel cell co-generation systems for the home that contribute to the prevention of global warming. In semiconductors, Matsushita is investing approximately ¥130 billion from fiscal 2005 in a new factory for state-of-the-art system LSIs in Uozu, Japan, where operations are expected to begin at the end of 2005. The Company is also investing some ¥95 billion from fiscal 2005 in a new PDP factory in Amagasaki, Japan, where operations are expected to begin in autumn of 2005. Including the new factory, Matsushita’s total PDP production capacity will increase to 4.8 million units per year by March 2007, thereby further augmenting one of the world’s largest PDP manufacturing operations.

Matsushita will continue initiatives to strengthen overseas operations, which the Company views as a “growth engine” contributing to overall enhanced profitability. China, in particular, is key to achieving growth overseas. In this market, the Company aims for sales of approximately ¥1 trillion in fiscal 2007. To achieve this goal, Matsushita is developing and launching high value-added products, placing greater emphasis on sales at high-volume retailers and augmenting the Company’s IT infrastructures.

Through collaboration with MEW, Matsushita will strategically utilize the management resources of both companies. Specifically, Matsushita will provide customers with solutions for comfortable living through the successive launch of Collaboration V-products and the expansion of systems solutions businesses, including security and energy control management, effectively integrating the technologies, products and services of both Matsushita and MEW.

Meanwhile, Matsushita will implement the Next Cell Production Project to improve cost competitiveness, while minimizing inventories. The Company will also strengthen management structures and increase profitability through a Second Corporate Cost Busters Project to eliminate redundancies throughout all areas of the Company.

The Matsushita Group aims to achieve global excellence in 2010 by pursuing the corporate visions of contributing to the realization of a ubiquitous networking society and coexistence with the global environment. Towards the achievement of these objectives, Matsushita introduced a global brand slogan “Panasonic ideas for life” that is conveyed to customers all over the world. This slogan represents a commitment to deliver “ease of use and convenience,” “security and brand loyalty” and “inspiring” products and services based on state-of-the-art technologies that enrich people’s lives around the globe.

The Company thanks all of its shareholders for their continued support.

(3) Financial Summary

Consolidated business results and financial condition

	Year ended March 31,
Fiscal period	2002	2003	2004	2005
Net sales (in billions of yen)	7,073.8	7,401.7	7,479.7	8,713.6
Income (loss) before income taxes (in billions of yen)	(537.7)	68.9	170.8	246.9
Net income (loss) (in billions of yen)	(427.7)	(19.4)	42.1	58.5
Basic net income (loss) per share (in yen)	(206.09)	(8.70)	18.15	25.49
Total assets (in billions of yen)	7,768.4	7,834.6	7,438.0	8,056.9
Net assets (in billions of yen)	3,247.8	3,178.4	3,451.5	3,544.3
Net assets per share (in yen)	1,558.68	1,347.17	1,488.77	1,569.39

(Notes)	1.	The Company’s consolidated financial statements are prepared in conformity with U.S. generally accepted accounting principles.
	2.	Amounts less than one-tenth of a billion yen were omitted until fiscal 2004, whereas amounts less than one-tenth of a billion yen are rounded to the nearest whole one-tenth of a billion yen amount for fiscal 2005 (the latest fiscal period).
	3.	Basic net income (loss) per share amounts are calculated using the average weighted number of shares outstanding during each fiscal period, while net assets per share are based on the number of shares outstanding at the end of each period.

•	In fiscal 2002, sales decreased significantly as a result of sluggish demand and price erosion in and outside of Japan. With regard to profits, decreased sales and price declines, combined with non-operating expenses such as additional retirement allowances for early retirement programs and a loss on valuation of investment securities, led to an unprecedented net loss.

•	In fiscal 2003, the AVC Networks and Components and Devices business categories secured steady sales growth, mainly due to the success of the Company’s V-products. In addition to increased sales, various cost reduction initiatives and the positive effects of business restructuring led to a turnaround in income before income taxes. Despite this, a net loss was recorded due to such factors as losses related to adjustments of net deferred tax assets for enacted changes in the statutory income tax rate in Japan.

•	In fiscal 2004, despite the rising Japanese yen and intensifying global competition, the Company recorded increased sales. This was primarily due to the aggressive marketing of V-products. With regard to profits, sales gains and various cost reduction efforts, as well as the return to the Japanese Government of the substitutional portion of the Employees Pension Funds (EPF), more than offset business restructuring charges and a loss on valuation of investment securities. As a result, the Company recorded a significant gain in profit.

•	Details of operations for fiscal 2005 (the latest fiscal period) are as described on page 2 under “(1) Matsushita Group Business Progress and Results during the Period.”

Parent-alone business results and financial condition

	Year ended March 31,
Fiscal period	2002	2003	2004	2005
Net sales (in billions of yen)	3,900.7	4,237.8	4,081.4	4,145.7
Recurring profit (loss) (in billions of yen)	(42.4)	80.1	105.2	116.3
Net income (loss) (in billions of yen)	(132.4)	28.8	59.4	73.5
Net income (loss) per share (in yen)	(63.79)	12.80	25.52	31.90
Total assets (in billions of yen)	4,565.9	5,062.8	5,217.9	4,920.5
Net assets (in billions of yen)	2,553.3	2,768.0	2,839.3	2,779.7
Net assets per share (in yen)	1,225.39	1,173.14	1,224.59	1,230.76

(Notes)	1.	Amounts less than one-tenth of a billion yen were omitted until fiscal 2004, whereas amounts less than one-tenth of a billion yen are rounded to the nearest whole one-tenth of a billion yen amount for fiscal 2005 (the latest fiscal period).
	2.	Net income (loss) per share amounts are calculated using the average number of shares outstanding during each fiscal period, while net assets per share are based on the number of shares outstanding at the end of each period.
	3.	Beginning in fiscal 2003, net income per share was calculated in accordance with Accounting Standard No. 2, “Accounting Standard for Earnings per Share” and Accounting Standard No. 4, “Implementation Guidance for Accounting Standard for Earnings per Share.”

•	In fiscal 2002, sales in all business segments decreased significantly as a result of sluggish demand and price erosion in and outside of Japan. With regard to profits, decreased sales and price declines resulted in a recurring loss. Exacerbated further by non-recurring losses, including a loss on business restructuring and a loss on valuation of investment securities, the Company recorded an unprecedented net loss.

•	In fiscal 2003, the AVC Networks and Components and Devices business categories secured steady sales growth, mainly due to the success of the Company’s V-products. In addition to increased sales, Matsushita also recorded a significant gain in profits as a result of various cost reduction initiatives and the positive effects of business restructuring.

•	In fiscal 2004, despite sales growth of V-products, led by digital AV equipment, net sales declined due to the effects of the transfer of certain businesses to subsidiaries upon group-wide business and organizational restructuring. The Company secured an increase in profits, however, due to various cost reduction efforts and increased dividend income.

•	In fiscal 2005 (the latest fiscal period), Matsushita recorded an increase in sales due mainly to favorable sales in video and audio equipment in AVC Networks, as well as sales increased in Home Appliances. The Company also recorded a gain in profits as a result of sales increases, and various cost reduction initiatives, as well as the positive effects of business restructuring.

2. Current Status of the Company

(1) Principal Business

The Company’s principal business is the manufacture and sale of electronic and electric equipment. Its major products can be classified as follows:

Categories	Main products
AVC Networks Video and audio equipment	Videocassette recorders (VCRs), camcorders and related equipment, digital cameras, color TVs, TV/VCR combination units, liquid crystal display (LCD) TVs, plasma display panel (PDP) TVs, DVD players, DVD recorders, compact disc (CD) and Mini Disc (MD) players, Secure Digital (SD) audio players, radios, CD radio cassette recorders, tape recorders, portable headphone players, stereo hi-fi and related equipment, AVC-related devices, electronic musical instruments, satellite broadcast receivers and related equipment, CD and video software, etc.

Information and communications equipment	Facsimile equipment, cordless telephones, cellular phones, PHS-related equipment, personal computers (PCs), printers, copying machines, CD-ROM, DVD-ROM/RAM and other optical disc drives, hard disk drives (HDDs) and other computer peripherals, community antenna/cable TV (CATV) systems, broadcast- and business-use AV systems equipment, large-screen visual equipment, communication network systems equipment, private branch exchanges (PBXs), traffic-related systems equipment, car audio, car navigation and other car AV equipment, electronic measuring instruments, etc.

Home Appliances	Refrigerators, room air conditioners, compressors, washing machines, clothes dryers, vacuum cleaners, air purifiers, electric irons, dishwashers/dryers, microwave ovens, rice cookers, induction heating cooking equipment, gas cooking equipment, electric thermos pots, electric fans, electric, gas and kerosene heaters, electric blankets, electrically-heated rugs, kitchen fixture systems, electric, gas and kerosene hot-water supply systems, bath and sanitary equipment, healthcare equipment, electric lamps, photographic flash units, automatic vending machines, ventilation, air-blowing and air-conditioning equipment, car air conditioners, medical equipment, etc.

Components and Devices	Semiconductors, electronic circuit components, printed circuit boards (PCBs), transformers, power supplies, coils, capacitors, resistors, tuners, switches, speakers, ceramic components, magnetic recording heads, electric motors, dry batteries, storage batteries, solar batteries, battery chargers, etc.

MEW and PanaHome	Lighting products, wiring devices, home amenity & security systems, beauty & personal care products, health enhancing products, water related products, modular kitchens, interior furnishings, electronic and plastic materials, automation controls, detached housing, rental apartment housing, medical and nursing care facilities, home remodeling, land lots for housing, condominiums, residential real estate, etc.

JVC	VCRs, camcorders, color TVs, LCD TVs, PDP TVs, rear projection TVs, stereo hi-fi and related equipment, car audio equipment, DVD players, DVD recorders, CD radio cassette recorders, video projectors, motors, display components, prerecorded DVD, CD, video and audio tapes, furniture, etc.

Other	Electronic-parts-mounting machines, industrial robots, welding machines, electric power distribution equipment, elevators, escalators, bicycles, fire extinguishers, nonferrous metals, etc.

(2) Major Business Sites of the Matsushita Group

1) Major business sites of the Company	(as of March 31, 2005)

Name	Location
Corporate head office	Kadoma
Corporate branch office
Tokyo Branch	Tokyo

Research and development divisions
Advanced Technology Research Laboratories	Kyoto
Corporate Software Development Division	Kadoma
Corporate Network Development Division	Kadoma
Advanced Devices Development Center	Moriguchi
Corporate Manufacturing Innovation Division	Kadoma

Sales divisions
Corporate Sales Strategy Division for National/Panasonic Retailers	Tokyo
Corporate Marketing Division for Panasonic Brand	Tokyo
Corporate Marketing Division for National Brand	Tokyo
Corporate Industrial Marketing & Sales Division	Tokyo

Overseas management divisions
Corporate Regional Management Divisions	Osaka
(North America; Latin America; Europe; CIS, the Middle East and Africa; Asia and Oceania; China and Northeast Asia)
Corporate International Business Operations Division	Osaka
Corporate International Trade Division	Osaka
Global Procurement Service Company	Osaka

Production divisions
Semiconductor Company	Nagaokakyo
Panasonic AVC Networks Company	Kadoma
Panasonic Automotive Systems Company	Tokyo
Panasonic System Solutions Company	Tokyo
Matsushita Home Appliances Company	Toyonaka
Healthcare Business Company	Yokohama
Lighting Company	Takatsuki
Motor Company	Daito
Corporate eNet Business Division	Tokyo

(Notes)	1. Each location is a main office, headquarters or division.
2. Organizational changes implemented, effective April 1, 2005, are as follows:

•  The Corporate Software Development Division (Kadoma) was closed.

•  The Corporate Network Development Division (Kadoma) was closed.

•  The Company reorganized and integrated the Home Appliances Marketing Business Unit of MEW and the Corporate Marketing Division for National Brand (Tokyo) of the Company, establishing the new Corporate Marketing Business Division for National Brand Home Appliances (Tokyo) and the Corporate Marketing Division for National Brand Wellness Products (Tokyo).

2) Major business sites of domestic subsidiaries	(as of March 31, 2005)

Name	Location
Matsushita Electric Works, Ltd.	Kadoma
Victor Company of Japan, Ltd.	Yokohama
Panasonic Communications Co., Ltd.	Fukuoka
PanaHome Corporation	Toyonaka
Matsushita Electronic Components Co., Ltd.	Kadoma
Panasonic Mobile Communications Co., Ltd.	Yokohama
Matsushita PDP Co., Ltd.	Ibaraki
Panasonic Factory Solutions Co., Ltd.	Kadoma
Matsushita Ecology Systems Co., Ltd.	Kasugai
Matsushita Refrigeration Company	Kusatsu
Matsushita Battery Industrial Co., Ltd.	Moriguchi
Matsushita Kotobuki Electronics Industries, Ltd.	Ehime
Matsushita Industrial Information Equipment Co., Ltd.	Toyonaka

(Notes)	1. Each location is the headquarters of domestic subsidiaries.
2. Organizational changes implemented, effective April 1, 2005, are as follows:

•  Matsushita Electronic Components Co., Ltd. was renamed Panasonic Electronic Devices Co., Ltd.

•  Matsushita Kotobuki Electronics Industries, Ltd. was renamed Panasonic Shikoku Electronics Co., Ltd.

•  The Company absorbed Matsushita Industrial Information Equipment Co., Ltd.

3) Major business sites of overseas subsidiaries	(as of March 31, 2005)

Name	Location
Panasonic Corporation of North America	U.S.
Panasonic Europe Ltd.	U.K.
Panasonic Mobile & Automotive Systems Czech s.r.o.	Czech Republic
Panasonic AVC Networks Czech s.r.o.	Czech Republic
Panasonic Asia Pacific Pte. Ltd.	Singapore
Panasonic AVC Networks Singapore Pte. Ltd.	Singapore
Panasonic AVC Networks Kuala Lumpur Malaysia Sdn. Bhd.	Malaysia
Panasonic Taiwan Co., Ltd.	Taiwan
Panasonic Corporation of China	China
Guangzhou Matsushita Air-Conditioner Co., Ltd.	China

(Note) Each location is the headquarters of overseas subsidiaries.

(3) Shares (as of March 31, 2005)

1) Number of shares authorized to be issued	4,950,000,000

2) Number of shares issued	2,453,053,497

3) Number of shareholders	275,413

4) Stock acquisition rights issued:

Number of stock acquisition rights issued	116
Class and number of shares for which stock acquisition rights were issued	116,000 common stock
Issue price of each stock acquisition right	No charge

5) Major shareholders:

Name	Share ownership (in thousands of shares)	% of total issued shares	Matsushita investment in large shareholders (in thousands of shares)	% of total issued shares
Japan Trustee Services Bank, Ltd. (trust account)	144,417	5.88%	—	—%
The Master Trust Bank of Japan, Ltd. (trust account)	139,872	5.70	—	—
Moxley & Co.	120,802	4.92	—	—
Sumitomo Mitsui Banking Corporation	99,543	4.05	—	—
Nippon Life Insurance Co.	66,303	2.70	—	—
Sumitomo Life Insurance Co.	50,212	2.04	—	—
State Street Bank and Trust Co. 505103	41,072	1.67	—	—
Matsushita Electric Employee Shareholding Association	38,358	1.56	—	—
Mitsui Sumitomo Insurance Co., Ltd.	35,106	1.43	6,249	0.41
Euroclear Bank S.A/N.V.	26,523	1.08	—	—

(Notes)	1. Holdings of less than 1,000 shares have been omitted.

2. The Company holds 103 thousand shares (1.65% of total issued shares excluding non-voting preferred shares) of Sumitomo Mitsui Financial Group, Inc., the parent company of Sumitomo Mitsui Banking Corporation.

3. The Company holds 194,695,787 shares of its own common stock.

6) Foreign share ownership:

Number of foreign shareholders	Share ownership (in thousands of shares)	% of total issued shares
863	650,653	26.52%

7) Acquisition, disposition and possession of the Company’s own shares:

i. Acquisition of shares
Common stock	60,938,585 shares
Aggregate amount spent for share repurchase	¥93,724,816,149

The number of shares of the above repurchased from the market by a resolution of the Board of Directors as authorized by the Company’s Articles of Incorporation after the 97th Ordinary General Meeting of Shareholders held on June 29, 2004

Common stock	58,491,000 shares
Aggregate amount spent for share repurchase	¥89,993,749,000
Reason for repurchase
To enable the Company to conduct flexible and agile capital management, while increasing shareholder value per share.
ii. Disposition of shares
Common stock	888,683 shares
Aggregate amount gained from share disposition	¥1,323,252,763
iii. Lapsed shares	Not applicable
iv. Number of shares held at the end of fiscal 2005
Common stock	194,695,787 shares

8) Subsequent event:

On April 1, 2005, the Company absorbed MEW’s sales functions of home appliances and other MEW products by business division and allotted 2,542,767 shares of its common stock (owned by the Company as treasury stock) to MEW.

(4) Directors, Corporate Auditors, etc.

1) Directors and Corporate Auditors

(Titles and responsibilities are all as of March 31, 2005)

Title	Name	Major responsibility or occupation
Chairman of the Board	Yoichi Morishita
Vice Chairman of the Board	Masayuki Matsushita
President	Kunio Nakamura

Executive Vice Presidents	Kazuo Toda	In charge of Corporate Marketing Division for Panasonic Brand, Corporate Marketing Division for National Brand, Corporate Sales Strategy Division for National/Panasonic Retailers, Commodity Sales, Electrical Supplies Sales, Project Sales and Building Products Sales, Corporate Construction Business Promotion Division, Advertising, Logistics, Corporate CS Division and Design / Chairman, Corporate Brand Committee and Showroom Strategic Committee

	Osamu Tanaka	Representative in Tokyo / in charge of External Relations and Panasonic System Solutions Company

	Yukio Shohtoku	In charge of Overseas Operations and Olympic Affairs

Senior Managing Directors	Takami Sano*	President, Panasonic Automotive Systems Company / in charge of Industrial Sales

	Susumu Koike*	In charge of Technology, Production Engineering and Intellectual Property / President, Semiconductor Company / in charge of Camera Module Business

	Fumio Ohtsubo*	President, Panasonic AVC Networks Company / in charge of Storage Device Business

	Tetsuya Kawakami*	In charge of Finance and Accounting

Managing Directors	Hidetsugu Otsuru*	In charge of Facility Management, Quality Administration and Environmental Affairs

	Yoshitaka Hayashi*	In charge of Home Appliances Business / President, Matsushita Home Appliances Company / in charge of Healthcare Business Company

	Toshihiro Sakamoto*	In charge of Corporate Planning

Directors	Josei Ito	Chairman of the Board, Nippon Life Insurance Company

	Toshio Morikawa	Advisor, Sumitomo Mitsui Banking Corporation

	Masaki Akiyama*	President, Panasonic System Solutions Company / Director, Corporate Construction Business Promotion Division / in charge of Corporate eNet Business Division

	Shinichi Fukushima*	In charge of Personnel and General Affairs

	Mikio Ito*	Director, Corporate Legal Affairs Division / in charge of Corporate Risk Management, Corporate Information Security and Business Ethics

Honorary Chairman of the Board and Executive Advisor	Masaharu Matsushita

Senior Corporate Auditors	Kazumi Kawaguchi	Full-time

	Yukio Furuta	Full-time

Corporate Auditors	Yasuo Yoshino	Chairman, Sumitomo Life Insurance Company

	Ikuo Hata	Attorney at Law, Oh-ebashi LPC & Partners

(Notes)	1.	Those with the title of Senior Managing Director or above are Representative Directors.
	2.	Josei Ito and Toshio Morikawa are outside directors as provided by the Japanese Commercial Code.
	3.	Yasuo Yoshino and Ikuo Hata are outside corporate auditors as provided by “The Law concerning Exceptional Measures to the Commercial Code with Respect to Auditing. etc. of Joint Stock Corporations.”
4.	Asterisks (*) denote members of the Board of Directors who concurrently serve as Executive Officers, pursuant to the Executive Officer System which was introduced to facilitate the development of optimum corporate strategies that integrate the Group’s comprehensive strengths.
	5.	Changes in Directors and Corporate Auditors during fiscal 2005:
(1) Elections:
• At the 97th Ordinary General Meeting of Shareholders held on June 29, 2004, Masaki Akiyama and Mikio Ito were newly elected as Directors, and Yukio Furuta and Ikuo Hata were newly elected as Corporate Auditors.
• At the Board of Directors meeting held on June 29, 2004, Tetsuya Kawakami was elected as a Senior Managing Director, and Toshihiro Sakamoto was elected as a Managing Director.
• At the meeting of Corporate Auditors held on June 29, 2004, Yukio Furuta was newly elected as a Senior Corporate Auditor (full-time).
(2) Retirements:
• On April 1, 2004, Kiyosuke Imai resigned as a Corporate Auditor upon MEW’s becoming a consolidated subsidiary of the Company.
• At the conclusion of the 97th Ordinary General Meeting of Shareholders held on June 29, 2004, Haruo Ueno and Yoshiaki Kushiki retired as Directors upon expiration of their terms. Also, Yoshitomi Nagaoka retired as a Corporate Auditor upon expiration of his term.
	6.	On April 1, 2005, the following changes were made in Director responsibilities:

Kazuo Toda (Executive Vice President)	:	In charge of Corporate Marketing Division for Panasonic Brand, Corporate Marketing Division for National Brand Home Appliances, Corporate Marketing Division for National Brand Wellness Products, Corporate Sales Strategy Division for National/Panasonic Retailers, Commodity Sales, Electrical Supplies Sales, Project Sales and Building Products Sales, Corporate Construction Business Promotion Division, Advertising, Logistics, Corporate CS Division and Design / Chairman, Corporate Brand Committee and Showroom Strategic Committee
Yoshitaka Hayashi (Managing Director)	:	In charge of Home Appliances Business / President, Matsushita Home Appliances Company / in charge of Lighting Company and Healthcare Business Company
7.	Josei Ito, who was a Director of the Company, passed away on April 21, 2005.

2) Executive Officers

On June 27, 2003, an Executive Officer System was introduced to facilitate the development of optimum corporate strategies that integrate the Group’s comprehensive strengths.

(Titles and responsibilities are all as of March 31, 2005)

Title	Name	Major responsibility
Managing Executive Officers	Yoshiaki Kushiki	President, Panasonic Mobile Communications Co., Ltd.

	Hajime Sakai	President, Panasonic Communications Co., Ltd.

	Koshi Kitadai	President, Matsushita Electronic Components Co., Ltd.

	Yasuo Katsura	Director, Tokyo Branch

	Shunzo Ushimaru	Director, Corporate Marketing Division for Panasonic Brand

Executive Officers	Toru Ishida	President, Matsushita Battery Industrial Co., Ltd.

	Tameshige Hirata	President, Matsushita Ecology Systems Co., Ltd.

	Hideaki Iwatani	In charge of International Affairs

	Yoichiro Maekawa	In charge of External Relations

	Tomikazu Ise	Director, Corporate Management Division for China and Northeast Asia / Chairman, Panasonic Corporation of China

	Fujio Nakajima	Senior Vice President, Panasonic AVC Networks Company / Director, Technology Planning & Development Center

	Tomiyasu Chiba	President, Matsushita Kotobuki Electronics Industries, Ltd.

	Nobutane Yamamoto	In charge of Corporate Procurement

	Kazuyoshi Fujiyoshi	Vice President, Panasonic Communications Co., Ltd.

	Tomio Kawabe	Director, Corporate Management Division for Asia and Oceania / President, Panasonic Asia Pacific Pte. Ltd.

	Junji Esaka	Vice President, Matsushita Home Appliances Company / in charge of Refrigeration and Air Conditioning Business

	Takae Makita	In charge of Information Systems

	Hitoshi Otsuki	Director, Corporate Management Division for Europe / Chairman, Panasonic Europe Ltd.

	Takahiro Mori	Director, Corporate Communications Division / Vice Chairman, Showroom Strategic Committee

	Tsutomu Ueda	Senior Vice President, Panasonic AVC Networks Company / Director, Visual Products and Display Devices Business Group

	Masashi Makino	Director, Corporate Manufacturing Innovation Division

	Katsutoshi Kanzaki	President, Panasonic Factory Solutions Co., Ltd.

	Yoshinobu Sato	Director, Corporate Sales Strategy Division for National / Panasonic Retailers

	Osamu Nishijima	Vice President, Semiconductor Company in charge of Technology

	Joachim Reinhart	COO, Panasonic Europe Ltd.

	Yutaka Mizuno	Vice President, Panasonic Automotive Systems Company in charge of Sales

	Yoshihiko Yamada	Director, Corporate Management Division for North America / Chairman, Panasonic Corporation of North America

	Kazuhiro Tsuga	In charge of Digital Network and Software Technologies

(Notes)	1.	Those Executive Officers who concurrently serve on the Board of Directors are excluded from the above list.
	2.	On April 1, 2005, the following changes were made in Executive Officer responsibilities:
		Koshi Kitadai (Managing Executive Officer)	:	President, Panasonic Electronic Devices Co., Ltd. (company name change)
		Tomiyasu Chiba (Executive Officer)	:	President, Panasonic Shikoku Electronics Co., Ltd. (company name change)
		Katsutoshi Kanzaki (Executive Officer)	:	President, Panasonic Factory Solutions Co., Ltd. / in charge of Matsushita Welding Systems Co., Ltd.

3) Remuneration for Directors and Corporate Auditors

Classification	Number	Remuneration amounts (million yen)	Details
Director	21	592	1.	Maximum amount of allowance for directors’ remuneration is ¥1,200 million per annum (as decided at the 84th Ordinary General Meeting of Shareholders on June 27, 1991)

			2.	The following amounts are not included in the remuneration amounts.

				i)	Directors’ bonuses based on proposed profit allocation;	¥230 million

				ii)	Directors’ retirement benefits pursuant to resolutions at the shareholders’ meeting;	¥89 million

Auditor	5	66	1.	Maximum amount of allowance for auditors’ remuneration is ¥120 million per annum (as decided at the 74th Ordinary General Meeting of Shareholders on February 19, 1982)

			2.	The following amounts are not included in the remuneration amounts.

				i)	Corporate auditors’ bonuses based on proposed profit allocation;	¥17 million

				ii)	Auditors’ retirement benefits pursuant to resolutions at the shareholders’ meeting;	¥21 million

Total	26	658

(Notes)	1.	Amounts less than ¥1 million have been rounded to the nearest whole million yen amount.
	2.	During the period, 2 Directors and 2 Corporate Auditors retired, while 2 Directors and 2 Corporate Auditors were newly elected.
		As of March 31, 2005, there were 19 Directors and 4 Corporate Auditors.

(5) Remuneration to be Paid to Accounting Auditors

The following remuneration amounts are to be paid by the Company and its subsidiaries to the accounting auditors (KPMG AZSA & Co.).

Classification	Details	Amounts (million yen)
(1)	Total remuneration amounts to be paid by the Company and its subsidiaries to the accounting auditors	689
(2)	Of (1), the amount to be paid for audit certification services	577
(3)	Of (2), the amount to be paid by the Company to the accounting auditors	206

(Notes)	The audit contract between the Company and its accounting auditors does not and actually can not distinguish between remuneration for audits based on the Law for Special Exemptions to the Commercial Code Concerning Audits, etc. of Corporations and remuneration for audits based on the Securities Exchange Law. For this reason, the figure for (3) in the above table includes the aggregate sum of these amounts.

(6) Employees

(as of March 31, 2005)

Business category	Number of employees
AVC Networks	99,199
Home Appliances	47,686
Components and Devices	78,971
MEW and PanaHome	55,630
JVC	34,493
Other	15,558
Corporate	3,215

Total	334,752

(Notes)	1. The number of employees refers solely to full-time employees of the Company on a consolidated basis.

2. The number of employees has increased by 44,259 from the end of the preceding fiscal period, due mainly to the consolidation of MEW, PanaHome and their respective subsidiaries during the fiscal period under review.

3. Of the total above, the number of employees at the parent company was 47,867, which was 3,473 less than the end of the previous fiscal year.

	(as of March 31, 2005)
Number of employees	Average age	Average length of service with the Company (years)
47,867	42.3	21.2

(7) Business Affiliations

1) Progress of business affiliations:

As a comprehensive electronics manufacturer, the Company maintains manufacturing, sales and service activities in various related business fields in close cooperation with Matsushita Group companies in and outside of Japan.

As of April 1, 2004, Matsushita acquired 140,550,000 shares of common stock of MEW at a total cost of ¥147,187 million through a tender offer, and as a result, MEW, PanaHome and their respective subsidiaries became consolidated subsidiaries of the Company.

2) Principal subsidiaries:

(as of March 31, 2005)

Company name	Capital stock	% of ownership	Principal business
Matsushita Electric Works, Ltd.	¥ 138,349 million	52.6%	Manufacture and sale of lighting products, information equipment and wiring, home appliances, building products, electronic and plastic materials and automation controls

Victor Company of Japan, Ltd.	¥ 34,115 million	* 52.7	Manufacture and sale of audio, visual and computer-related electronic equipment for consumer and professional uses, and magnetic tape, discs and other media

Panasonic Communications Co., Ltd.	¥ 29,845 million	100.0	Manufacture and sale of fixed-line communications equipment including document-related products

PanaHome Corporation	¥ 28,375 million	* 54.8	Construction and sale of custom-built houses and sale of land and buildings, with real estate, asset utilization and home renovation businesses

Matsushita Electronic Components Co., Ltd.	¥ 23,012 million	100.0	Manufacture and sale of electric and electronic equipment, electronic components and electronic materials

Panasonic Mobile Communications Co., Ltd.	¥ 22,856 million	100.0	Manufacture and sale of mobile communications terminals, public access network-related equipment, and measuring and memory-related equipment

Company name	Capital stock	% of ownership	Principal business
Matsushita PDP Co., Ltd.	¥ 15,600 million	75.0	Manufacture and sale of PDP TVs and TV modules

Panasonic Factory Solutions Co., Ltd.	¥ 15,000 million	100.0	Manufacture and sale of production systems such as circuit manufacturing and parts mounting equipment and systems

Matsushita Ecology Systems Co., Ltd.	¥ 12,092 million	100.0	Manufacture and sale of environment-related equipment and systems

Matsushita Refrigeration Company	¥ 11,942 million	100.0	Manufacture and sale of refrigerators, vending machines, compressors and heating and cooling components

Matsushita Battery Industrial Co., Ltd.	¥ 10,500 million	100.0	Manufacture and sale of primary and rechargeable batteries, chargers, uninterruptible power supply systems, battery-applied products and battery components

Matsushita Kotobuki Electronics Industries, Ltd.	¥ 7,907 million	100.0	Manufacture and sale of video, information and healthcare equipment, components and recycling equipment

Matsushita Industrial Information Equipment Co., Ltd.	¥ 4,750 million	100.0	Manufacture and sale of information terminals and power control and distribution equipment

Panasonic Corporation of North America	US$ 537.0 million	100.0	Manufacture and sale of various electric and electronic products, with regional headquarters functions

Panasonic Europe Ltd.	Stg£ 182.7 million	100.0	Sale of various electric and electronic products, with regional headquarters functions

Panasonic Mobile & Automotive Systems Czech s.r.o.	Czk 1,260.0 million	* 100.0	Manufacture and sale of cellular phones and car audio equipment

Panasonic AVC Networks Czech s.r.o.	Czk 2,700.0 million	* 100.0	Manufacture and sale of color TVs

Panasonic Asia Pacific Pte. Ltd.	Singapore$ 40.0 million	* 100.0	Sale of various electric and electronic products, with regional headquarters functions

Panasonic AVC Networks Singapore Pte. Ltd.	Singapore$ 25.0 million	* 100.0	Manufacture and sale of audio and related equipment

Panasonic AVC Networks Kuala Lumpur Malaysia Sdn. Bhd.	RM 120.0 million	100.0	Manufacture and sale of color TVs

Panasonic Taiwan Co., Ltd.	NT$ 3,421.7 million	69.8	Manufacture and sale of various electric and electronic products

Panasonic Corporation of China	RMB 2,093.2 million	100.0	Sale of various electric and electronic products, with regional headquarters functions

Guangzhou Matsushita Air-Conditioner Co., Ltd.	RMB 282.2 million	* 67.8	Manufacture and sale of air conditioners

(Notes)	1.	Percents with an asterisk (*) include the indirect ownership.
	2.	On April 1, 2005, the Company absorbed Matsushita Industrial Information Equipment Co., Ltd.
	3.	On October 1, 2004, Matsushita Electric Asia Pte. Ltd. was renamed Panasonic Asia Pacific Pte. Ltd.
		On January 1, 2005, Matsushita Electric Corporation of America was renamed Panasonic Corporation of North America, Matsushita Electric Europe (Headquarters) Ltd. was renamed Panasonic Europe Ltd., Matsushita Electric (Taiwan) Co., Ltd. was renamed Panasonic Taiwan Co., Ltd. and Matsushita Electric (China) Co., Ltd. was renamed Panasonic Corporation of China.
		On April 1, 2005, Matsushita Electronic Components Co., Ltd. was renamed Panasonic Electronic Devices Co., Ltd. and Matsushita Kotobuki Electronics Industries, Ltd. was renamed Panasonic Shikoku Electronics Co., Ltd.

3) Results of business affiliations

The Matsushita Group is comprised of 627 consolidated subsidiaries and 66 equity method-applied subsidiaries as of March 31, 2005. Results of business affiliations are as described on page 2 under “(1) Matsushita Group Business Progress and Results during the Period.”

(8) Subsequent Events

[Share Transfer of Matsushita Leasing & Credit Co., Ltd.]

On April 1, 2005, the Company transferred 2,707 thousand shares of Matsushita Leasing & Credit Co., Ltd. (MLC) to The Sumitomo Trust & Banking Co., Ltd. (STB) pursuant to a basic agreement regarding the equity ownership of MLC concluded between the Company and STB. As a result of the transfer, Matsushita now owns 34% of MLC’s total issued shares. MLC (renamed Sumishin Matsushita Financial Services Co., Ltd. on May 1, 2005) was changed from a consolidated subsidiary to an equity method-applied company of Matsushita as of April 1, 2005.

[Initiatives to Maximize Shareholder Value]

With the aim of maximizing shareholder value, on April 28, 2005, the Board of Directors approved plans to proactively provide returns to shareholders and adopted a policy toward large-scale purchases of Matsushita shares.

For fiscal 2006, the Company plans to increase total dividends per share to ¥20.00, as compared with the planned ¥15.00 for fiscal 2005. The Company will continue to repurchase the Company’s own shares, up to 120 million shares for a maximum of ¥150 billion in fiscal 2006, to enhance shareholder value per share.

Under the basic philosophy that shareholders should make final decisions regarding large-scale purchases of Matsushita shares, sufficient information should be provided through the Board of Directors to shareholders if a large-scale purchase is to be conducted. Under the above-mentioned basic philosophy, the Board of Directors decided to adopt a new rule applicable to large-scale purchasers who intend to acquire 20% or more of all voting rights of the Company. The new rule requires that (i) a large-scale purchaser provides sufficient information to the Board of Directors before a large-scale purchase is to be conducted and (ii) after all required information is provided, the Board of Directors should be allowed a sufficient period of time during which it will assess, examine, negotiate, form an opinion and seek alternatives. In the event of non-compliance with such rules by a prospective large-scale purchaser, the Board of Directors may take countermeasures to protect the interest of all shareholders.

The Company announced the details of this policy on April 28, 2005 as the policy toward large-scale purchases of Matsushita shares (ESV plan).

Consolidated Financial Statements of the Company

Consolidated balance sheet and statement of income of the Company are as follows. Please note the Company’s consolidated financial statements are prepared in conformity with U.S. generally accepted accounting principles.

Consolidated Balance Sheet

March 31, 2005
Assets	(in millions of yen)

Current assets	4,030,532

Cash and cash equivalents	1,169,756
Time deposits	144,781
Short-term investments	11,978
Trade notes receivable	107,317
Trade accounts receivable	1,188,257
Allowance for doubtful receivables	(43,836)
Inventories	893,425
Other current assets	558,854

Noncurrent receivables	246,201

Investments and advances	1,146,505

Net property, plant and equipment	1,658,080

Land	393,635
Buildings and structures	1,665,243
Machinery and equipment	3,087,155
Construction in progress	84,139
Accumulated depreciation	(3,572,092)

Other assets	975,563

Total assets	8,056,881

March 31, 2005
Liabilities	(in millions of yen)

Current liabilities	2,828,891

Short-term borrowings, including current portion of long-term debt	385,474
Trade notes payable	37,099
Trade accounts payable	828,920
Accrued income taxes	47,916
Other accrued expenses	935,870
Other current liabilities	593,612

Noncurrent liabilities	1,187,797

Long-term debt	477,143
Other liabilities	710,654

Total liabilities	4,016,688

Minority interests	495,941

Stockholders’ equity

Common stock	258,740
Capital surplus	1,230,701
Legal reserve	87,838
Retained earnings	2,461,071
Accumulated other comprehensive income (loss)	(238,377)
Treasury stock, at cost	(255,721)

Total stockholders’ equity	3,544,252

Total liabilities and stockholders’ equity	8,056,881

(Notes)	1. Accumulated other comprehensive income (loss) breakdown:
	Cumulative translation adjustments	¥(245,642)	million
	Unrealized holding gains of available-for-sale securities	¥72,608	million
	Unrealized gains of derivative instruments	¥6,403	million
	Minimum pension liability adjustments	¥(71,746)	million
	2. Discounted export bills of exchange	¥4,269	million
	3. Guarantees	¥68,710	million

Consolidated Statement of Income

from April 1, 2004 to March 31, 2005 (in millions of yen)

Net Sales	8,713,636
Cost of sales	(6,176,046)
Selling, general and administrative expenses	(2,229,096)

Operating profit	308,494

Other income (deductions):

Interest income	19,490
Dividends received	5,383
Gain from the transfer of the substitutional portion of Japanese Welfare Pension Insurance	31,509
Interest expense	(22,827)
Write-down of investment securities	(16,186)
Other	(78,950)

Income before income taxes	246,913

Provision for income taxes:

Current	(96,529)
Deferred	(56,805)
Minority interests	(27,719)
Equity in earnings (losses) of associated companies	(7,379)

Net income	58,481

(Notes)	1.	Net income, basic per share	¥25.49
		Net income, diluted per share	¥25.49
	2.	In order to be consistent with financial reporting practices generally accepted in Japan, operating profit is presented as net sales less cost of sales and selling, general and administrative expenses. Under U.S. generally accepted accounting principles, certain additional charges (such as impairment losses and expenses related to early retirement programs) are included as part of operating profit in the consolidated statement of income.
	3.	Employees Pension Funds in certain of the Company’s subsidiaries obtained approvals from Japan’s Ministry of Health, Labour and Welfare for exemption from the past benefit obligation with respect to the portion of the Employees Pension Funds that certain of the Company’s subsidiaries operated for the Government (the so-called “substitutional portion”), and transferred the substitutional portion to the Government in fiscal 2005. The gain of ¥31,509 million for fiscal 2005 from the transfer of the substitutional portion of the Japanese Welfare Pension Insurance is reported as other income (deductions) in the consolidated statement of income.
	4.	Included in “Other” in “Other income (deductions)” are expenses of ¥93,170 million associated with the implementation of early retirement programs at certain domestic companies, as well as other expenses associated with the closure or integration of manufacturing locations.

Basis of Presentation of Consolidated Financial Statements

1.	Principles of Consolidation

The Company’s consolidated financial statements include the accounts of the Company and its subsidiaries. In accordance with the U.S. Financial Accounting Standards Board Interpretation No. 46, “Consolidation of Variable Interest Entities,” variable interest entities, of which the Company has controlling financial interests through means other than voting rights, are consolidated.

Investments in associated companies, including the companies in which the Company’s ownership is 20% to 50% and corporate joint ventures, are stated at their underlying net equity value after elimination of inter company profits.

2.	Summary of Significant Accounting Policies

(1)	Basis of presentation of consolidated financial statements

The Company’s consolidated financial statements are prepared in accordance with the terminology, format and preparation method of U.S. Generally Accepted Accounting Principles (U.S. GAAP) as stipulated in Article 179, Paragraph 1 of the Enforcement Regulations of the Commercial Code of Japan. Certain of the information and notes required by U.S. GAAP as specified in said Article, however, have been excluded.

(2)	Inventories

Finished goods and work in process are stated at the lower of cost (average) or market. Raw materials are stated at cost, principally on a first-in, first-out basis, not in excess of current replacement cost.

(3)	Valuation method of securities

The Company accounts for debt and equity securities in accordance with Statement of Financial Accounting Standards (SFAS) No. 115, “Accounting for Certain Investments in Debt and Equity Securities.” The Company classifies its existing marketable equity securities other than investments in associated companies and all debt securities as available-for-sale in accordance with the provisions of SFAS No. 115.

Investments in available-for-sale securities

Market valuation method based on the fiscal year-end closing market price, etc. (The difference, net of tax, between acquisition cost and carrying market value of other securities is reported as a separate component of shareholders’ equity. The cost of other securities sold is computed based on the average cost method.)

(4)	Method of depreciation of tangible fixed assets

Depreciation is computed primarily using the declining balance method.

(5)	Method of amortization of intangible assets

Straight-line method (In accordance with the provisions of SFAS No. 142, “Goodwill and Other Intangible Assets,” intangible assets determined to have an indefinite useful life are not amortized, and are instead tested for impairment at least annually.)

(6)	Accounting for allowance and accruals

Allowance for doubtful receivables

Prepared for potential risk of bad debt loss, an allowance for receivables such as trade receivables and advances, etc. is provided at an amount calculated based on a historical experience, while specific allowances for doubtful receivables are provided for the estimated amounts considered to be uncollectible after reviewing individual collectibility.

Provision for employee retirement and severance benefits

Liabilities incurred for the provision of employee retirement and severance benefits are stated based on projected benefit obligation and the fair value of pension fund assets at the year-end in accordance with SFAS No. 87, “Employers’ Accounting for Pensions.” Any shortfall in the provision for employee retirement and severance benefits arising from the difference between accumulated benefit obligation (obligation after deducting future salary increase from projected benefit obligation) and the fair value of pension fund assets is recognized additionally in the amount for minimum pension liability adjustments.

Unrecognized prior service cost (benefit) is amortized on a straight-line basis over the average remaining service period of employees.

If the unrecognized actuarial gains of losses exceed the greater of 10% of projected benefit obligation or the fair value of 10% of pension fund assets, the excess amount is amortized on a straight-line basis based on the average remaining service period of employees at the time such actuarial gains or losses arose.

(7)	Consumption tax and local consumption tax, etc. in Japan are excluded from all items in the statement of income.

(8)	Goodwill

In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” goodwill is not amortized and is instead tested for impairment at least annually.

Parent-alone Financial Statements of the Company

Balance Sheet

Assets	March 31, 2005 (in millions of yen)

Current assets	1,641,630

Cash and deposits	449,124
Trade notes receivable	13,368
Trade accounts receivable	499,846
Marketable securities	8,033
Other receivables	81,471
Deposits paid	185,073
Advance payments	10,055
Short-term loans	76,426
Deferred tax assets	144,819
Allowance for doubtful receivables	(1,197)
Finished goods, merchandise and semi-finished goods	93,687
Raw materials, supplies and work in process	70,366
Other current assets	10,559

Fixed assets	3,278,910

Tangible fixed assets	391,514
Buildings	158,463
Structures	5,872
Machinery and equipment	108,563
Vehicles	122
Tools, furniture and fixtures	15,404
Land	83,566
Construction in progress	19,524

Intangibles	27,577
Patent and trademark rights	4,126
Software	22,008
Facility utility and other rights	1,443

Investments and other assets	2,859,819
Investment securities	504,625
Investments in subsidiaries	2,050,805
Investments in equity, other than capital stock	1,340
Investments in equity, of subsidiaries, other than capital stock	243,948
Allowance for investment loss	(117,421)
Long-term deposits paid	14,278
Deferred tax assets	152,239
Other investments and other assets	10,005

Total assets	4,920,540

(Notes)	1. Amounts less than ¥1 million have been rounded to the nearest whole million yen amount.
	2. Short-term receivables from subsidiaries	¥565,278 million
	Long-term receivables from subsidiaries	¥1,611 million
	Short-term payables to subsidiaries	¥793,213 million
	Long-term payables to subsidiaries	¥146,122 million
	3. Accumulated depreciation of tangible fixed assets	¥1,240,512 million
4. Leased assets (computers, etc.) are not included in the above “Fixed assets.”

Liabilities	March 31, 2005 (in millions of yen)

Current liabilities	1,685,101

Trade notes payable	3,777
Trade accounts payable	431,714
Other payables	28,514
Accrued expenses	308,566
Reserve for bonuses	53,698
Accrued income taxes	3,427
Advance receipts	9,948
Deposits received	704,681
Employees’ deposits	77,449
Deposits from customers	6,934
Reserve for warranty costs	19,625
Reserve for sales promotion	24,941
Other current liabilities	11,827

Long-term liabilities	455,690

Bonds	200,000
Long-term deposits received	147,056
Employee retirement and severance benefits	108,634

Total liabilities	2,140,791

Shareholders’ Equity

Capital stock	258,740
Capital surplus	571,848
Capital reserve	567,414
Other capital surplus	4,434
Gains on disposal of treasury stock	4.434
Retained earnings	2,121,787
Legal reserve	52,749
Reserve for advanced depreciation	8,177
Reserve for dividends	81,000
Contingency reserve	1,882,680
Unappropriated retained earnings at end of period	97,181
Unrealized holding gains (losses) of available-for-sale securities, etc.	83,817
Treasury stock	(256,443)

Total shareholders’ equity	2,779,749

Total liabilities and shareholders’ equity	4,920,540

(Notes)	5. Discounted export bills of exchange	¥226 million
6. Of the total net assets, the amount restricted from appropriation to dividends under Article 124, Paragraph 3 of the Japanese Commercial Code is ¥83,817 million.

Statement of Income

Recurring Profit & Loss	from April 1, 2004 to March 31, 2005 (in millions of yen)

Operating income and expenses
Net sales	4,145,654
Cost of sales	(3,368,926)
Selling, general and administrative expenses	(688,335)

Operating profit	88,393
Non-operating income and expenses
Non-operating income
Interest and dividends income	66,122
Other	38,914
Non-operating expenses
Interest expense	(8,499)
Other	(68,650)

Recurring profit	116,280

Non-recurring Profit & Loss

Non-recurring profit
Profit on sale of investment securities	20,311
Profit on sale of investment in subsidiaries	487
Profit on sale of tangible fixed assets	8,172
Non-recurring loss
Loss on business restructuring	(34,915)
Loss on sale of investment securities	(275)
Loss on valuation of investment securities	(1,230)
Loss on sale of tangible fixed assets	(1,632)

Income before income taxes	107,198

Provision for income taxes
Current	(7,857)
Deferred	(25,888)

Net income	73,453

Unappropriated retained earnings at beginning of period	41,012
Interim dividend	(17,284)
Unappropriated retained earnings at end of period	97,181

(Notes)	1.	Amounts less than ¥1 million have been rounded to the nearest whole million yen amount.
	2.	Sales to subsidiaries	¥2,551,726	million
		Purchases from subsidiaries	¥1,847,087	million
		Turnover with subsidiaries other than sales and purchases	¥64,989	million
	3.	Net income per share	¥31.90
	4.	Loss on business restructuring is mainly associated with the employment structural reforms of several domestic businesses.

Summary of Significant Accounting Policies
1. Valuation method of inventories:
Finished goods, semi-finished goods, work in process: Lower of cost (average) or market
Merchandise, raw materials, supplies: Lower of cost determined by last purchase price method, or market
2. Valuation method of securities:
Investments in subsidiaries and affiliates: Valuation at cost, with cost determined by the moving average method
Other securities

Items with a market value: market valuation method based on year-end closing market price, etc. (The difference, net of tax, between acquisition cost and carrying market value of other securities is reported as a separate component of shareholders’ equity. The cost of other securities sold is computed based on the moving average method.)

Items with no market value: valuation at cost, with cost determined by the moving average method
3. Derivatives: Market valuation method

4. Method of depreciation of tangible fixed assets:

A reasonable number of years of useful life is determined for different classes of fixed assets to reflect the effects of technical innovation on equipment obsolescence (typically reducing the legally stipulated years of useful life by around 20-30%). Depreciation is calculated using the declining balance method.

5. Method of amortization of intangible assets:

With regard to the software used in the Company, amortization is computed on the straight-line method based on the logical, useful period of time. Other intangible assets are computed on the straight-line method based on standards identical to the method prescribed by corporate tax law.

6. Provision of allowance for investment loss:
Loss on investments in affiliated companies in Japan and overseas is estimated according to Company regulations and taking into consideration the financial condition of those companies.
7. Accrual for employee retirement and severance benefits:

Liabilities incurred for the provision of employee retirement and severance benefits are stated based on the projected benefit obligation and pension fund assets at the year-end. The transfer obligation amounting to ¥42,077 million recognized at the adoption of new accounting standards (the transfer obligation excluding the substitutional portion amounting to ¥17,115 million) is being amortized on a straight-line basis over 15 years.

Prior service cost is recognized based on the straight-line method over the average service years of employees remaining at the time when the cost is incurred.

The actuarial gains and losses are amortized on a straight-line basis starting from the subsequent fiscal period, based on the average years of remaining service of employees at the time such actuarial gains and losses arose.

8. Leases:
Financial leases other than those in which it can be recognized that ownership rights are transferred to the lessee are treated as operating leases for accounting purposes.
9. Basis of hedge accounting:

The Company applies deferral hedge accounting as defined in the accounting standards for financial instruments to its foreign exchange contracts, currency options, interest swap and commodity futures trading.

10. Consumption tax, etc. are excluded from all items in the statement of income.

Proposed Allocation of Profit

(in yen)
Unappropriated retained earnings at end of period	97,181,267,917

Allocation proposed as follows:
Year-end dividend	16,937,682,825
¥7.50 per share
Directors’ bonuses	240,000,000
Corporate auditors’ bonuses	18,000,000
Reserve for advanced depreciation	199,158,205
Contingency reserve	36,000,000,000

Unappropriated retained earnings carried forward to the next period	43,786,426,887

(Notes)	1. An interim dividend in the aggregate of ¥17,283,947,820 (¥7.50 per share) was distributed (payable November 30, 2004).
2. The reserve for advanced depreciation is based on the provisions of special taxation measures law.

Copy of Report of Accounting Auditors concerning

Consolidated Financial Statements

Independent Auditors’ Report

May 18, 2005
To: The Board of Directors
Matsushita Electric Industrial Co., Ltd.
KPMG AZSA & Co.

Yasumi Katsuki
Certified Public Accountant

Masahiro Mekada
Certified Public Accountant

Tsuyoshi Takeuchi
Certified Public Accountant

We have audited the consolidated balance sheet and the consolidated statement of income (referred to as “the financial statements” hereinafter) of Matsushita Electric Industrial Co., Ltd. (the Company) for the 98th fiscal period from April 1, 2004 to March 31, 2005 for the purpose of reporting under the provisions of Article 19-2, Paragraph 3 of “The Law concerning Exceptional Measures to the Commercial Code with Respect to Auditing, etc. of Joint Stock Corporations.” These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits as an independent auditor.

We conducted our audit in accordance with generally accepted auditing standards in Japan. Those auditing standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. Our audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements. We believe that our audit provides a reasonable basis for our opinion. Our audit also includes those considered necessary for the subsidiaries.

In our opinion, the consolidated financial statements present properly the financial position and the result of operations of the Matsushita Group, including Matsushita Electric Industrial Co., Ltd. and its consolidated subsidiaries, in conformity with the related regulations and the Articles of Incorporation of the Company.

Subsequent events concerning the share transfer of Matsushita Leasing & Credit Co., Ltd. are included in the business report.

We have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law.

Copy of Report of the Board of Corporate Auditors concerning

Consolidated Financial Statements

Audit Report concerning Consolidated Financial Statements

The Board of Corporate Auditors, having received a report from each Corporate Auditor on the method and results of his audit on the consolidated financial statements (consolidated balance sheet and consolidated statement of income) for the 98th fiscal period from April 1, 2004 to March 31, 2005 and, as a result of discussion, does hereby report the results of audit as follows:

1.	Method of Audit

Each Corporate Auditor has performed examinations, in accordance with the audit policy and the audit schedules set by the Board of Corporate Auditors, and after receiving auditors’ reports and opinions on the consolidated financial statements from Directors, the Internal Auditing Department, other employees and Accounting Auditors.

2.	Results of Audit

The method of audit employed by KPMG AZSA & Co. and the results thereof are proper and fair.

May 19, 2005

Board of Corporate Auditors

Kazumi Kawaguchi Senior Corporate Auditor

Yukio Furuta
Senior Corporate Auditor

Yasuo Yoshino Corporate Auditor

Ikuo Hata
Corporate Auditor

(Note)	Yasuo Yoshino and Ikuo Hata are outside corporate auditors as provided in Article 18, Paragraph 1 of “The Law concerning Exceptional Measures to the Commercial Code with Respect to Auditing, etc. of Joint Stock Corporations.”

Copy of Report of Accounting Auditors

Independent Auditors’ Report

To: The Board of Directors	May 9, 2005
Matsushita Electric Industrial Co., Ltd.
KPMG AZSA & Co.

Yasumi Katsuki
Certified Public Accountant

Masahiro Mekada
Certified Public Accountant

Tsuyoshi Takeuchi
Certified Public Accountant

We have audited the balance sheet, the statement of income, the business report (as far as the accounting data are concerned) and the proposed allocation of profit (referred to as “the financial statements” hereinafter) and the supplemental schedules (as far as the accounting data are concerned) of Matsushita Electric Industrial Co., Ltd. (the Company) for the 98th fiscal period from April 1, 2004 to March 31, 2005 for the purpose of reporting under the provisions of Article 2, Paragraph 1 of “The Law concerning Exceptional Measures to the Commercial Code with Respect to Auditing, etc. of Joint Stock Corporations.” With respect to the aforementioned business report and the supplemental schedules, our audit was limited to those matters based on the accounting records of the Company. These financial statements and supplemental schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements and supplemental schedules based on our audits as an independent auditor.

We conducted our audit in accordance with generally accepted auditing standards in Japan. Those auditing standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and supplemental schedules are free of material misstatement. Our audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and supplemental schedules. Our audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements and supplemental schedules presentation. We believe that our audit provides a reasonable basis for our opinion. Our audit also includes those considered necessary for the subsidiaries.

In our opinion,

(1)	the balance sheet and the statement of income present properly the financial position and the result of operations of the Company in conformity with related regulations and the Articles of Incorporation of the Company,

(2)	the business report, as far as the accounting data included in such report are concerned, presents properly the status of the Company in conformity with related regulations and the Articles of Incorporation of the Company,

(3)	the statement of proposed allocation of profit has been prepared in conformity with related regulations and the Articles of Incorporation of the Company, and

(4)	the supplemental schedules as far as the accounting data included in such schedules are concerned have been prepared in conformity with the provisions of the Commercial Code.

Subsequent events concerning the share transfer of Matsushita Leasing & Credit Co., Ltd. are included in the business report.

We have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law.

Copy of Report of the Board of Corporate Auditors

Audit Report

The Board of Corporate Auditors, having received a report from each Corporate Auditor on the method and results of his audit on the performance of duties of Directors during the 98th fiscal period from April 1, 2004 to March 31, 2005 and, as a result of discussion, does hereby report the results of audit as follows:

1.	Method of Audit

Each Corporate Auditor has performed examinations, in accordance with the audit policy and the audit schedules set by the Board of Corporate Auditors, as follows:

(1)	Each Corporate Auditor has attended the meetings of the Board of Directors and other important meetings of the Company, received reports on the operations of the Company from Directors, the Internal Auditing Department and other employees, perused important documents including those subject to executive approval, conducted examination of conditions of business and assets at the head office and other major business offices, and requested from the Company’s subsidiaries reports on their operations when deemed necessary.

(2)	Each Corporate Auditor has monitored independence of accounting auditors, also received from accounting auditors reports concerning accounting audit and their opinions and conducted examinations of accounting documents and important transaction records.

(3)	With respect to the Directors’ engaging in competing transactions, transactions involving conflict of interest between the Company and a Director, providing by the Company of a benefit without compensation, unusual transactions between the Company and its subsidiaries or shareholders and acquisition and disposition by the Company of its own shares – these various actions all being specified in Article 133, Paragraph 1 of the Japanese Commercial Code Enforcement Regulations, each Corporate Auditor has, in addition to the audit procedures described above, requested Directors and other parties reports on the state of compliance by Directors of laws and regulations, the state of enforcement of internal control measures as well as the transactions referred to above, and conducted investigations and examinations as deemed necessary.

2.	Results of Audit

In the opinion of the Board of Corporate Auditors:

(1)	with respect to the Directors’ execution of their duties, no unfair conduct, nor any material breach of laws, regulations or the Company’s Articles of Incorporation has been found; moreover, with regard to actions specified in Article 133, Paragraph 1 of the Japanese Commercial Code Enforcement Regulations, no violation of duties by any Director has been found; in addition, with regard to the Directors’ execution of their duties related to subsidiaries, nothing has been found that would necessitate comment;

(2)	the method of audit employed by KPMG AZSA & Co. and the results thereof are proper and fair;

(3)	the contents of the business report present fairly the position of the Company pursuant to laws and regulations and the Articles of lncorporation;

(4)	the proposed allocation of profit contains nothing particular to be commented on in the light of the condition of assets of the Company and other circumstances; and

(5)	the supplemental schedules present fairly the matters to be described therein and contain nothing to be commented on.

May 11, 2005

Board of Corporate Auditors

Kazumi Kawaguchi	Yukio Furuta
Senior Corporate Auditor	Senior Corporate Auditor

Yasuo Yoshino	Ikuo Hata
Corporate Auditor	Corporate Auditor

(Note)	Yasuo Yoshino and Ikuo Hata are outside corporate auditors as provided in Article 18, Paragraph 1 of “The Law concerning Exceptional Measures to the Commercial Code with Respect to Auditing, etc. of Joint Stock Corporations.”

[Reference Material for Exercise of Voting Rights]

1. Number of voting rights held by all shareholders	2,193,099

2. The bills and reference materials:

Bill No. 1: To approve the proposed allocation of profit with respect to the 98th fiscal period

It is proposed that the allocation of profit shall be made as shown in detail on page 26 herein, taking into consideration the management environment and future business development.

Matsushita has managed its businesses in a manner reflecting the Company’s belief in the importance of profit return to shareholders. Historically, Matsushita has distributed dividends at a consistent level to shareholders. However, along with the implementation of a new mid-term growth strategy, Matsushita changed the Company’s policy regarding returns to shareholders to a new policy which takes into consideration consolidated business performance in order to enhance the shareholder-oriented management.

In line with this policy, regarding the year-end dividend for this fiscal period, management hereby proposes that a cash distribution be made at the rate of 7.50 yen per share of common stock. If approved, total dividends for the 98th fiscal period, including the interim dividend already paid, will be 15.00 yen per share of common stock.

Bill No. 2: To elect 19 directors

The terms of office of 18 directors currently in office, will expire at the conclusion of the 98th Ordinary General Meeting of Shareholders, and Osamu Tanaka, Yukio Shohtoku and Toshio Morikawa will resign as directors at the same time.

In connection with this, election of 19 directors including 4 new directors is hereby proposed.

The particulars of the candidates are as follows:

Name and date of birth	Brief personal record (Parentheses indicate current posts representing other companies)		Ownership of the Company’s shares
(1) Yoichi Morishita	Apr. 1957	Joined the Company;	89,568 shares

June 23, 1934	Feb. 1987	Director of the Company;

	Feb. 1993	President of the Company;

	June 2000	Chairman of the Board of Directors.

(President of Denshi Kaikan K. K.)

(2) Masayuki Matsushita	Apr. 1968	Joined the Company;	7,913,351 shares

October 16, 1945	Feb. 1986	Director of the Company;

	June 1990	Managing Director of the Company;

	June 1992	Senior Managing Director of the Company;

	June 1996	Executive Vice President of the Company;

	June 2000	Vice Chairman of the Board of Directors.

(Chairman of PHP Institute Inc.)

Name and date of birth	Brief personal record (Parentheses indicate current posts representing other companies)		Ownership of the Company’s shares
(3) Kunio Nakamura	Apr. 1962	Joined the Company;	39,000 shares

July 5, 1939	June 1993	Director of the Company;

	June 1996	Managing Director of the Company;

	June 1997	Senior Managing Director of the Company;

	June 2000	President of the Company.

(4) Kazuo Toda	Apr. 1964	Joined the Company;	26,299 shares

February 13, 1941	June 1994	Director of the Company, and in charge of home appliance business;

	June 1996	Managing Director of the Company;

	June 1999	Senior Managing Director of the Company;

	June 2001	In charge of design;

	June 2002	In charge of Corporate Marketing Division for Panasonic Brand and Corporate Marketing Division for National Brand, Corporate Sales Strategy Division for National/Panasonic Retailers, Commodity Products and Electrical Supplies Sales, Advertising, Logistics, Corporate CS Division;

	June 2003	Executive Vice President of the Company, and Chairman of Corporate Brand Committee;

	Oct. 2004	Chairman of Showroom Strategic Committee;

	Jan. 2005	In charge of Project Sales and Building Products Sales, Corporate Construction Business Promotion Division;

	Apr. 2005	In charge of Corporate Marketing Division for National Brand Home Appliances, Corporate Marketing Division for National Brand Wellness Products.

(President of Matsushita Marketing Training Institute, Inc.)

(5) Takami Sano	Apr. 1966	Joined the Company;	23,923 shares

April 2, 1943	June 1998	Director of the Company, and Director of Corporate Industrial Sales Division;

	June 2000	Managing Director of the Company;

	June 2003	Senior Managing Director of the Company, President of Panasonic Automotive Systems Company, and in charge of Industrial Sales.

(6) Susumu Koike	Apr. 1970	Joined the Company;	20,562 shares

November 15, 1945	June 1998	Director of the Company, and in charge of semiconductor technology;

	June 2000	Managing Director of the Company;

	Apr. 2001	President of Semiconductor Company;

	Apr. 2002	In charge of Production Engineering;

	June 2003	Senior Managing Director of the Company, and in charge of Technology, Intellectual Property and Camera Modules Business.

(7) Fumio Ohtsubo	Apr. 1971	Joined the Company;	21,000 shares

September 5, 1945	June 1998	Director of the Company, and Vice President of AVC Company;

	June 2000	Managing Director of the Company;

	June 2002	In charge of Storage Devices Business;

	Jan. 2003	President of Panasonic AVC Networks Company;

	June 2003	Senior Managing Director of the Company.

(President of Kibi Matsushita Co., Ltd. and Katano Matsushita Co., Ltd.)

Name and date of birth	Brief personal record (Parentheses indicate current posts representing other companies)		Ownership of the Company’s shares
(8) Tetsuya Kawakami	Apr. 1965	Joined the Company;	13,057 shares

December 7, 1941	June 2000	Director of the Company, and in charge of Finance and Accounting;

	June 2003	Managing Director of the Company, and in charge of Finance and Accounting;

	June 2004	Senior Managing Director of the Company.

(9) Hidetsugu Otsuru	Apr. 1967	Joined the Company;	20,000 shares

August 20, 1943	June 1998	Director of the Company (resigned in March 1999);

	Apr. 1999	President of Matsushita Electronics Corporation;

	June 2001	Managing Director of the Company;

	June 2002	In charge of Quality Administration and Environmental Affairs;

	June 2003	In charge of Facility Management.

(10) Yoshitaka Hayashi	Apr. 1969	Joined the Company;	16,798 shares

June 7, 1946	June 2000	Director of the Company, and President of Home Appliance & Housing Electronics Company;

	Apr. 2003	In charge of Home Appliances Business, President of Matsushita Home Appliances Company, and in charge of Healthcare Business Company;

	June 2003	Managing Director of the Company;

	Apr. 2005	In charge of Lighting Company.

(11) Toshihiro Sakamoto	Apr. 1970	Joined the Company;	12,278 shares

October 27, 1946	June 1998	President of Matsushita Electric (Taiwan) Co., Ltd.;

	June 2000	Director of the Company, and Vice President of AVC Company in charge of Visual Products Group;

	June 2001	Senior Vice President of AVC Company;

	June 2003	In charge of Corporate Planning;

	June 2004	Managing Director of the Company.

(12) Masaki Akiyama	Apr. 1968	Joined the Company;	12,884 shares

June 29, 1943	June 2001	Director of the Company (resigned in June 2003);

	Jan. 2003	President of Panasonic System Solutions Company;

	June 2003	Executive Officer of the Company, and in charge of Corporate eNet Business Division;

	June 2004	Director of the Company;

	Jan. 2005	Director of Corporate Construction Business Promotion Division.

(13) Shinichi Fukushima	Apr. 1971	Joined the Company;	8,005 shares

November 13, 1948	Apr. 1997	General Manager of Corporate Personnel Dept. of the Company;

	June 2003	Director of the Company, and in charge of Personnel and General Affairs.

(President of Matsushita Electric Employee Cooperative Society, Inc.)

Name and date of birth	Brief personal record (Parentheses indicate current posts representing other companies)		Ownership of the Company’s shares
(14) Mikio Ito	Apr. 1969	Joined the Company;	6,000 shares

November 29, 1946	Apr. 1997	General Manager of Industrial Relations Dept. of the Company;

	June 2003	Director of Tokyo Branch;

	June 2004	Director of the Company, Director of Corporate Legal Affairs Division, in charge of Corporate Risk Management, Corporate Information Security and Business Ethics.

(15) Masaharu Matsushita	May 1940	Joined the Company;	9,598,637 shares

September 17, 1912	Oct. 1947	Director of the Company;

	Jan. 1961	President of the Company;

	Feb. 1977	Chairman of the Board of Directors;

	June 2000	Honorary Chairman of the Board of Directors and Executive Advisor.

(Chairman of Matsushita Electric Employee Cooperative Society, Inc.)

(16) Takahiro Mori*	Apr. 1970	Joined the Company;	9,060 shares

June 16, 1947	Apr. 2001	Director of Corporate Communications Division;

	June 2003	Executive Officer of the Company;

	Oct. 2004	Vice Chairman of Showroom Strategic Committee.

(17) Ikusaburo Kashima*	July 1971	Joined Ministry of International Trade and Industry;	3,000 shares

October 8, 1948	July 1999	Director General of Price Bureau of Economic Planning Agency;

	Jan. 2001	Retired from office at Ministry of Economy, Trade and Industry;

	Apr. 2001	Trustee of Agency of Industrial Science and Technology;

	June 2003	Vice Chairman of Information Technology Promotion Agency;

	June 2004	Joined the Company as an Executive Counsellor.

(18) Ikuo Uno*	Mar. 1959	Joined Nippon Life Insurance Company;	0 shares

January 4, 1935	July 1986	Director of Nippon Life Insurance Company;

	Apr. 1997	President of Nippon Life Insurance Company;

	Apr. 2005	Chairman of Nippon Life Insurance Company.

(Chairman of Nippon Life Insurance Company)

(19) Yoshifumi Nishikawa*	Apr. 1961	Joined The Sumitomo Bank, Ltd.;	0 shares

August 3, 1938	June 1986	Director of The Sumitomo Bank, Ltd.;

	June 1997	President of The Sumitomo Bank, Ltd.;

	Apr. 2001	President of Sumitomo Mitsui Banking Corporation;

	Dec. 2002	President of Sumitomo Mitsui Financial Group, Inc.

(President of Sumitomo Mitsui Financial Group, Inc.)

(President of Sumitomo Mitsui Banking Corporation)

(Notes)	1. No conflicting interest exists between the Company and any of the above candidates.
2. Asterisks (*) denote candidates to be newly elected as director.
3. Ikuo Uno and Yoshifumi Nishikawa are outside directors as provided by the Japanese Commercial Code.

Bill No. 3: To grant condolence and retirement allowances to retiring directors for their meritorious service

It is proposed that a special condolence grant be made for the late Josei Ito, who passed away on April 21, 2005, and that retirement allowances be granted to Osamu Tanaka, Yukio Shohtoku and Toshio Morikawa, who will retire as directors upon expiration of their terms at the conclusion of this shareholders’ meeting, in respective amounts within a specified range according to the Company’s standards.

The decision as to the exact amounts to be granted and the time and method of payment is to be entrusted to the Board of Directors.

Brief personal careers of the above directors are as listed below:

Name	Brief personal career
Josei Ito	June 1994 Apr. 2005	Director of the Company; Passed away.

Osamu Tanaka	June 1995 June 1997 June 1999 June 2003	Director of the Company; Managing Director of the Company; Senior Managing Director of the Company; Executive Vice President of the Company.

Yukio Shohtoku	June 1994 June 1999 June 2003	Director of the Company; Managing Director of the Company; Executive Vice President of the Company.

Toshio Morikawa	June 2000	Director of the Company.

Disclaimer Regarding Forward-Looking Statements

This Notice includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Matsushita and its Group companies (the Matsushita Group). To the extent that statements in this Notice do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Matsushita Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Matsushita Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Matsushita undertakes no obligation to publicly update any forward-looking statements after the date of this Notice. Investors are advised to consult any further disclosures by Matsushita in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan, China, and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, Asian currencies and other currencies in which the Matsushita Group operates businesses, or in which assets and liabilities of the Matsushita Group are denominated; the ability of the Matsushita Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the ability of the Matsushita Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Matsushita Group to maintain competitive strength in many product and geographical areas; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; fluctuations in market prices of securities and other assets in which the Matsushita Group has holdings; future changes or revisions to accounting policies or accounting rules; as well as natural disasters including earthquakes and other events that may negatively impact business activities of the Matsushita Group.

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